ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Three and Six Months Ended June 30, 2022

ALAMOS GOLD INC.
For the Three and Six Months Ended June 30, 2022

2022 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated July 27, 2022, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021 and unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022, and notes thereto. The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting
Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 40.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, the United States and Turkey. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2022 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Financial Results (in millions)
Operating revenues	$191.2	$195.1	$375.7	$422.5
Cost of sales (1)	$151.9	$126.9	$287.4	$266.2
Earnings (loss) from operations	$25.7	($168.5)	$20.0	($92.2)
Earnings (loss) before income taxes	$30.2	($172.7)	$15.9	($97.6)
Net earnings (loss)	$6.4	($172.5)	($2.1)	($121.3)
Adjusted net earnings (2)	$29.3	$38.7	$47.3	$87.8
Earnings before interest, depreciation and amortization (2)	$92.0	$94.4	$154.9	$214.0
Cash provided by operations before working capital and taxes paid(2)	$85.3	$97.2	$156.2	$216.8
Cash provided by operating activities	$75.7	$86.7	$122.2	$186.0
Capital expenditures (sustaining) (2)	$20.1	$26.7	$42.7	$50.3
Capital expenditures (growth) (2) (3) (5)	$43.3	$53.8	$101.9	$114.1
Capital expenditures (capitalized exploration) (4)	$5.6	$6.4	$11.7	$11.9
Free cash flow (2)	$6.7	($0.2)	($34.1)	$9.7
Operating Results
Gold production (ounces)	103,900	114,200	202,800	240,000
Gold sales (ounces)	102,164	107,581	200,630	234,063
Per Ounce Data
Average realized gold price	$1,871	$1,814	$1,873	$1,805
Average spot gold price (London PM Fix)	$1,871	$1,816	$1,874	$1,805
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,487	$1,180	$1,432	$1,137
Total cash costs per ounce of gold sold (2)	$895	$791	$943	$773
All-in sustaining costs per ounce of gold sold (2)	$1,170	$1,136	$1,264	$1,079
Share Data
Earnings (loss) per share, basic and diluted	$0.02	($0.44)	($0.01)	($0.31)
Adjusted earnings per share, basic and diluted (2)	$0.07	$0.10	$0.12	$0.22
Weighted average common shares outstanding (basic) (000’s)	391,761	392,759	391,837	392,762
Financial Position (in millions)
Cash and cash equivalents (6)			$121.5	$172.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three and six months ended June 30, 2022, cost of sales includes a $22.3 million non-cash inventory net realizable value adjustment at Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Includes capital advances of nil for the three and six months ended June 30, 2022 ($3.4 million and $20.2 million for the three and six months ended June 30, 2021).
(6)Comparative cash and cash equivalents balance as at December 31, 2021.

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2022 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gold production (ounces)
Young-Davidson	46,400	45,100	98,300	93,100
Island Gold	37,300	33,200	61,800	75,400
Mulatos District(7)	20,200	35,900	42,700	71,500
Gold sales (ounces)
Young-Davidson	46,662	45,284	98,187	93,306
Island Gold	36,797	33,632	60,165	73,514
Mulatos District	18,705	28,665	42,278	67,243
Cost of sales (in millions)(1)
Young-Davidson	$59.8	$61.3	$124.4	$123.3
Island Gold	$32.0	$25.6	$56.2	$54.7
Mulatos District	$60.1	$40.0	$106.8	$88.2
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,282	$1,354	$1,267	$1,321
Island Gold	$870	$761	$934	$744
Mulatos District(1)	$3,213	$1,395	$2,526	$1,312
Total cash costs per ounce of gold sold (2)
Young-Davidson	$866	$941	$852	$906
Island Gold	$590	$502	$650	$483
Mulatos District	$1,566	$893	$1,568	$906
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,087	$1,157	$1,064	$1,115
Island Gold	$848	$830	$939	$777
Mulatos District	$1,636	$1,144	$1,717	$1,084
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(2)
Young-Davidson (4)	$13.1	$19.6	$35.8	$41.5
Island Gold (5)	$29.3	$29.2	$62.7	$58.7
Mulatos District (6)	$21.3	$31.6	$47.3	$65.1
Other	$5.3	$6.5	$10.5	$11.0
(1)Cost of sales includes mining and processing costs, royalties, and amortization. For the three and six months ended June 30, 2022, cost of sales at Mulatos District includes $22.3 million non-cash inventory net realizable value adjustment.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.3 million and $2.3 million for the three and six months ended June 30, 2022 ($1.5 million and $2.5 million for the three and six months ended June 30, 2021).
(5)Includes capitalized exploration at Island Gold of $4.1 million and $9.2 million for the three and six months ended June 30, 2022 ($3.9 million and $8.4 million for the three and six months ended June 30, 2021).
(6)Includes capitalized exploration at Mulatos District of $0.2 million for the three and six months ended June 30, 2022 ($1.0 million for the three and six months ended June 30, 2021).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.
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2022 Management’s Discussion and Analysis
2022 Highlights

Second Quarter 2022
•Produced 103,900 ounces of gold, a 5% increase from the first quarter and in line with guidance
•Young-Davidson continued its strong operational performance, with mining rates exceeding 8,000 tonnes per day ("tpd") for the fourth consecutive quarter, driving production of 46,400 ounces and record mine-site free cash flow1 of $30.8 million
•Island Gold produced 37,300 ounces, a 52% increase from the first quarter of 2022 leading to mine-site free cash flow1 of $20.2 million
•Announced the Phase 3+ Expansion of Island Gold to 2,400 tpd outlining a larger, more profitable, and valuable operation with production expected to more than double to an average of 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026
•Completed construction of La Yaqui Grande ahead of schedule in June, and produced 5,000 ounces at total cash costs of $451 per ounce. Mining and stacking rates continue to ramp up and are expected to drive stronger consolidated production from the Mulatos District at significantly lower costs in the second half of the year
•Sold 102,164 ounces of gold at an average realized price of $1,871 per ounce for revenues of $191.2 million
•Total cash costs1 of $895 per ounce, and AISC1 of $1,170 per ounce per ounce were significantly lower than the first quarter and consistent with annual guidance, reflecting higher grades mined at Island Gold, the strong start at La Yaqui Grande, and the weaker Canadian dollar
•Realized adjusted net earnings1 for the quarter of $29.3 million, or $0.07 per share1. Adjusted net earnings includes adjustments for a non-cash, after tax inventory net realizable value adjustment at Mulatos of $14.7 million and unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $12.5 million, partially offset by other gains totaling $4.3 million
•Reported net earnings of $6.4 million, or $0.02 per share
•Cash flow from operating activities was $75.7 million ($85.3 million, or $0.22 per share, before changes in working capital1)
•Free cash flow1 was $6.7 million in the quarter, driven by strong operating results at Young-Davidson and Island Gold. With the completion of construction at La Yaqui Grande, free cash flow is expected to increase in the second half of the year
•Shareholder returns totaled $18.0 million in the quarter. This included the quarterly dividend of $9.8 million, or $0.025 per share (annualized rate of $0.10), as well as the repurchase of 1.1 million shares at a cost of $8.2 million ($7.41 per share) under the Company's Normal Course Issuer Bid ("NCIB")
•Closed the sale of the Esperanza Gold Project to Zacatecas Silver for total consideration of up to $60 million, including up front consideration of $5 million cash, and $10 million of Zacatecas Silver shares
•Ended the quarter with cash and cash equivalents of $121.5 million, equity securities of $22.5 million, and no debt
•Announced a Company-wide target of a 30% reduction in absolute Greenhouse Gas ("GHG") emissions by 2030 which is expected to further improve the Company's industry low GHG emissions intensity
•Recipient of the Casco De Plata safety award by the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance and governance at Mulatos

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2022 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Recordable injury frequency rate1,2 of 1.50, an 8% decrease from the first quarter of 2022
•Lost time injury frequency rate1 of 0.08, an 11% decrease from the first quarter of 2022
•Competed in the Ontario Mine Rescue Competition, with Young-Davidson’s Gary Bennett winning the Individual Technician Competition

During the second quarter of 2022, the recordable injury frequency rate decreased with 18 recordable injuries, consistent with the first quarter of 2022 but with more hours worked. One lost time injury was reported in the quarter, consistent with the first quarter of 2022, though at a lower frequency rate due to additional hours worked. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate. Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. Given the significant precautionary measures taken by the Company, and thanks to the dedication of its employees, contractors and stakeholders, operations remain relatively unaffected by COVID-19.

Environment

•Announced its Company target of a 30% reduction in absolute GHG emissions by 2030 from the 2020/2021 average baseline year
•Zero significant environmental incidents in the second quarter of 2022 and year-to-date
•One minor fine at Mulatos related to a regulatory non-compliance at the mine camp for using an unlicensed contractor for recycling of used cooking oil. This oversight was due to a recent regulation change in Mexico
•Work permits received for Island Gold for the construction of the shaft site access road and creek crossing
•Advanced both federal and provincial permitting for the Lynn Lake Project

19 minor spills occurred during the first quarter, including 16 at Island Gold and 3 at Mulatos. All spills were immediately cleaned and remediated with no anticipated long-term effects. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.

GHG Emissions Reduction Target

In June 2022, the Company released its target of a 30% reduction in absolute GHG emissions by 2030. This target includes scope 1 and scope 2 GHG emissions, inclusive of all GHG emissions covered by the Kyoto Protocol. This is a significant milestone in Alamos’ sustainability journey and considered a credible target by definition of the Carbon Disclosure Project (“CDP”).

Alamos is already an industry leader in GHG emission intensity with an average of 0.38 tCO2e per ounce of gold produced across its three operating mines (base year 2020/2021), 43% lower than the mining industry average of 0.67 tCO2e per ounce of gold. The 30% absolute reduction in GHG emissions will decrease Alamos’ emission intensity by 55%. This includes the development of the Lynn Lake project, which is expected to begin producing within the target period.

As part of the Company’s emission reduction strategy, Alamos developed an Energy and Greenhouse Gas Management Standard in support of its Sustainability Performance Management Framework. This included completing Energy and Carbon Management System assessments at its operating sites to develop a baseline for its existing Energy Management programs. Alamos reviewed and costed over 30 different GHG emission reduction opportunities across the organization and utilized a Marginal Abatement Cost Curve to prioritize the projects that will support the achievement of its emission reduction target.
Options investigated included renewable energy and clean grid capacity, green fleet (hybrid or battery electric vehicles), electrification of process, and conversion to cleaner fuels. Electric conveyance systems were installed during the lower mine expansion at the Young-Davidson Mine reducing the Company’s reliance on diesel consumption and the Company is working to connect to grid power at Mulatos to offset diesel power generation. The Company is also considering increasing use of biodiesel vs. conventional diesel at all operations, and replacing propane with compressed natural gas for mine-air heaters at underground operations.
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2022 Management’s Discussion and Analysis
The Company’s target to reduce GHG emissions is in support of Canada’s Paris Accord Commitment and the World Gold Council’s (WGC) commitment for members to adopt the recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD).

Community

•Continued Indigenous community engagement, including the signing of a Community Benefits Agreement with the Michipicoten First Nation for Island Gold on April 4, 2022
•Various community donations across all operations including funding for emergency vehicles and medical equipment to the District of Timiskiming Paramedic Service, the Temiskaming Hospital Foundation, and the municipality of Sahuaripa
•Sponsored a basketball camp with the Kirkland Lake Swamp Donkeys basketball club and the Matachewan and Beaverhouse First Nations
•Installation of solar street lighting in the village of Matarachi, Mexico
•Continued support for local students in Sahuaripa, Matarachi and Hermosillo, with 70 students supported through the Company’s Scholarship Program

Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities, and to offer support during the COVID-19 pandemic. Ongoing investments in local infrastructure, health care, education, cultural and community programs have continued through the COVID-19 pandemic, with appropriate health and safety protocols.

Governance and Disclosure

•Published Lynn Lake Gold Project website to increase transparency and disclosure for local stakeholders interested in the project and associated opportunities
•Recipient of the Casco De Plata safety award by the Mining Chamber of Mexico (CAMIMEX) in recognition of outstanding health and safety performance and governance at Mulatos

Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
(2) The classification of medical treatment injuries was updated retroactive to 1 January 2020 to align with OSHA standards, resulting in changes to previously reported recordable injury rates
2022 Business Developments

Phase 3+ Expansion Study - Island Gold
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
The expansion is expected to more than double gold production to average 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026 upon completion of the shaft.

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2022 Management’s Discussion and Analysis
Completion of Construction and Initial Production at La Yaqui Grande
On June 20, 2022, the Company announced initial gold production from the La Yaqui Grande mine, following the completion of construction, ahead of schedule. Total construction capital for La Yaqui Grande was $161 million and included the pre-stripping of 33 million tonnes of waste rock, as well as a new three-stage crushing circuit, independent leach pad and process ponds, a new camp and new ancillary buildings.
Total capital spending on the project was 13%, or $19 million higher than the initial capital estimate from mid-2020, mainly due to scope changes. The Company installed a new crushing circuit rather than refurbishing the El Chanate crushing circuit as originally planned. In addition, the Company installed a new camp given the challenges posed by COVID-19.
La Yaqui Grande produced 5,000 ounces in June at total cash costs of $451 per ounce. Consistent with full year 2022 guidance, stacking rates at La Yaqui Grande are expected to ramp up through the second half of the year driving production higher and costs lower at the Mulatos District and company-wide.

Sale of the Esperanza Gold Project
On February 28, 2022, the Company entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction comprised the following:

•$21 million of total consideration on closing, including:
▪$5 million in cash;
▪$10 million of Zacatecas Silver shares (12.14 million common shares at a price of C$1.05); and
▪A silver metal stream in which Alamos is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to Alamos.
•$39 million of additional consideration upon the completion of the following milestones (“Contingent Payments”):
•$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
◦$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
◦$20 million within 180 days of commencement of commercial production from Esperanza.

The Transaction closed on April 12, 2022. Upon closing of the transaction, Alamos owned 14.7% of Zacatecas Silver common shares outstanding.

As part of the transaction, Alamos and Zacatecas Silver entered into an investor rights agreement that provides Alamos, among other things, with: i) the right to designate one nominee for election or appointment to Zacatecas Silver’s Board of Directors as long as Alamos holds at least 10% of Zacatecas Silver’s outstanding shares, and ii) the right to participate in future equity offerings to maintain its pro-rata investment in Zacatecas Silver as long as Alamos holds at least 5% of Zacatecas Silver’s outstanding shares.

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2022 Management’s Discussion and Analysis
Outlook and Strategy

2022 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	185 - 200	125 - 135	130 - 145		440 - 480
Cost of sales, including amortization (in millions)(4)					$610
Cost of sales, including amortization ($ per ounce)(4)					$1,325
Total cash costs ($ per ounce)(1)	$850 - $900	$550 - $600	$1,225 - $1,275	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,190 - $1,240
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,125 - $1,175	$850 - $900	$1,325 - $1,375	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$35 - $40	$5 - $10	—	$90 - $105
Growth capital(1)	$5 - $10	$145 - $160	$50 - $55	$15	$215 - $240
Total Sustaining and Growth Capital(1)	$55 - $65	$180 - $200	$55 - $65	$15	$305 - $345
Capitalized exploration(1)	$4	$20	—	$3	$27
Total capital expenditures and capitalized exploration(1)	$59 - $69	$200 - $220	$55 - $65	$18	$332 - $372
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Lynn Lake and Esperanza).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company delivered on two key long-term objectives during the second quarter which have solidified its strong outlook. This included achieving initial low-cost production at La Yaqui Grande and announcing the Phase 3+ Expansion of Island Gold, which will create a larger, more profitable and valuable operation.
Construction of La Yaqui Grande was completed in June, ahead of schedule and marking a significant transition for the Mulatos District. La Yaqui Grande is expected to drive Mulatos District costs lower in the second half of the year and generate significant free cash flow over the next five years. La Yaqui Grande represents another in a long line of discoveries and high-return projects developed within the Mulatos District that have continued to extend the mine life. Despite the inflationary environment, the impact of COVID-19, and several scope changes, the total construction cost of $161 million was within 13% of the July 2020 estimate, demonstrating the Company's ability to execute in a challenging environment.
In addition, the Company announced a Phase 3+ Expansion of Island Gold, which will result in a step change in production, with mining rates increasing to 2,400 tpd from the current rate of 1,200 tpd. This is expected to more than double gold production to average 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026 upon completion of the shaft. The larger, longer-life operation reflects the significant increase in Mineral Reserve and Resources since the Phase 3 study was completed in 2020, supporting a 43% increase in mineable resources to 4.6 million ounces of gold grading 10.59 g/t Au. Given strong ongoing cash flow from operations, the majority of the Phase 3+ Expansion capital is expected to be self-funded by Island Gold.
The Company provided inaugural three-year production and operating guidance in January 2022, which outlined growing production at significantly lower costs over the 2022 to 2024 period. Refer to the Company’s January 17, 2022 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2022 guidance and three-year production, cost and capital outlook.
The Company produced 202,800 ounces in the first half of the year, and with stronger production expected in the second half driven by the ramp up of La Yaqui Grande, the Company remains well positioned to meet full year production guidance of between 440,000 and 480,000 ounces. Third quarter production is expected to increase to between 115,000 and 125,000 ounces, with a further increase expected in the fourth quarter. Consistent with full year guidance, total cash costs are expected to decrease in the second half of the year compared to the first half with the ramp up of low-cost production at La Yaqui Grande, higher grades at Island Gold, and the weaker Canadian dollar.
At Young-Davidson, mining rates of 8,160 tpd exceeded targeted rates for the fourth straight quarter, driving strong first half production of 98,300 ounces and mine-site free cash flow of $54.0 million. With the solid performance through the first half of the year, Young-Davidson is on track to achieve full year production and cost guidance. The operation generated a record $100
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2022 Management’s Discussion and Analysis
million in mine-site free cash flow in 2021. With the strong ongoing performance, Young-Davidson is expected to generate similar mine-site free cash flow in 2022 and over the long term.
Island Gold produced 61,800 ounces in the first half of the year, including a 52% increase in second quarter production to 37,300 ounces at significantly lower costs relative to the first quarter reflecting higher grades and tonnes mined and processed. With production expected to be higher in the second half of the year, Island Gold remains on track to achieve full year guidance. Construction activities on the Phase 3+ Expansion are ramping up with shaft site clearing ongoing, and the pre-sink expected to commence in August. Capital spending is expected to also increase in the second half of the year to be consistent with full year guidance of between $180 and $200 million (excluding exploration).
The exploration budget at Island Gold is $22 million in 2022 with the focus on following up on another successful drilling campaign in 2021 that drove an 8% increase in high-grade Mineral Reserves and Resources to 5.1 million ounces of gold. This ongoing growth was incorporated into the Phase 3+ Expansion Study released in June.
Combined production from the Mulatos District totaled 42,700 ounces in the first half of 2022, including 5,000 ounces from the recently completed La Yaqui Grande project. With operations ramping up at La Yaqui Grande in the third quarter and increasing grades from the El Salto portion of the Mulatos pit in the fourth quarter, production from the Mulatos District is expected to increase significantly through the remainder of the year. As previously disclosed, total cash costs and mine-site AISC were well above annual guidance during the first half of 2022, but expected to trend significantly lower during the second half of the year as La Yaqui Grande represents a larger proportion of Mulatos District production.
The total capital budget for Lynn Lake in 2022 is $14 million, including $11 million for development activities and $3 million for exploration. Development activities in 2022 remain focused on environmental work in support of permitting, detailed engineering and other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the latter part of 2022, following which the Company expects to release an updated feasibility study.
The Company's liquidity position remains strong, ending the second quarter with $121.5 million of cash and cash equivalents, $22.5 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $621.5 million.
As part of the Company's balanced approach to growth and capital allocation, the current focus is on the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects significant free cash flow growth in 2025 and beyond as production rates ramp up at Island Gold.

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2022 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gold production (ounces)	46,400	45,100	98,300	93,100
Gold sales (ounces)	46,662	45,284	98,187	93,306
Financial Review (in millions)
Operating Revenues	$87.3	$82.1	$184.1	$168.2
Cost of sales (1)	$59.8	$61.3	$124.4	$123.3
Earnings from operations	$25.9	$20.8	$56.5	$44.9
Cash provided by operating activities	$43.9	$38.3	$89.8	$82.5
Capital expenditures (sustaining) (2)	$10.2	$9.8	$20.6	$19.3
Capital expenditures (growth) (2)	$1.6	$8.3	$12.9	$19.7
Capital expenditures (capitalized exploration) (2)	$1.3	$1.5	$2.3	$2.5
Mine-site free cash flow (2)	$30.8	$18.7	$54.0	$41.0
Cost of sales, including amortization per ounce of gold sold (1)	$1,282	$1,354	$1,267	$1,321
Total cash costs per ounce of gold sold (2)	$866	$941	$852	$906
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,087	$1,157	$1,064	$1,115
Underground Operations
Tonnes of ore mined	742,516	682,857	1,478,820	1,384,019
Tonnes of ore mined per day	8,160	7,504	8,170	7,647
Average grade of gold (4)	2.24	2.22	2.30	2.23
Metres developed	3,097	2,868	6,344	6,220
Mill Operations
Tonnes of ore processed	705,014	688,127	1,442,742	1,421,348
Tonnes of ore processed per day	7,747	7,562	7,971	7,853
Average grade of gold (4)	2.25	2.22	2.32	2.22
Contained ounces milled	50,975	49,134	107,445	101,670
Average recovery rate	91%	92%	91%	92%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 46,400 ounces of gold in the second quarter of 2022, a 3% increase from the prior year period reflecting higher tonnes and grades processed. With first half production of 98,300 ounces, the operation is on track to meet full year production guidance.
Underground mining rates continued to outperform, averaging 8,160 tpd in the second quarter and 8,170 tpd in the first half of 2022, representing the fourth consecutive quarter the operation has exceeded the targeted rate of 8,000 tpd. Grades mined averaged 2.24 g/t Au, within annual guidance of between 2.15 and 2.35 g/t Au. Grades mined in the second half of the year are expected to be consistent with the first half.
Mill throughput averaged 7,747 tpd in the second quarter at an average grade of 2.25 g/t Au. Tonnes milled were lower than the first quarter, reflecting a planned liner change in the mill. Mill recoveries averaged 91% in the quarter, in line with guidance and the prior year period.
Financial Review
Second quarter revenues of $87.3 million and year-to date revenues of $184.1 million were 6% and 9% higher, respectively, than the prior year periods driven by more ounces sold and a higher realized gold price.
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2022 Management’s Discussion and Analysis
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $59.8 million in the second quarter were lower than the prior year period, due to lower unit mining costs. Underground unit mining costs were CAD $48 per tonne in the quarter, an improvement from the prior year driven by economies of scale from higher mining rates. Cost of sales of $124.4 million in the first half of 2022 were slightly higher than the comparable period as lower mining costs were offset by a 7% increase in tonnes mined.
Total cash costs of $866 per ounce in the second quarter were 8% lower than the prior year period driven by higher grades processed and lower mining costs per tonne. Mine-site AISC of $1,087 per ounce in the second quarter were 6% lower than the prior year period, consistent with the lower total cash costs. Given the strong first half performance, Young-Davidson remains well positioned to meet full year total cash cost and mine-site AISC guidance.
Capital expenditures in the quarter included $10.2 million of sustaining capital and $1.6 million of growth capital. In addition, $1.3 million was invested in capitalized exploration in the quarter. Capital expenditures totaled $35.8 million in the first half of 2022, a 14% decrease from the prior year and in line with annual guidance.
Young-Davidson has consistently met or exceeded expectations since transitioning to the lower mine infrastructure in mid-2020, driving production higher, and significant free cash flow growth. This included mine-site free cash flow of $30.8 million in the second quarter of 2022 and $54.0 million for the first half of 2022.
                                        13

2022 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 15,000 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gold production (ounces)	37,300	33,200	61,800	75,400
Gold sales (ounces)	36,797	33,632	60,165	73,514
Financial Review (in millions)
Operating Revenues	$68.8	$61.1	$112.5	$132.6
Cost of sales (1)	$32.0	$25.6	$56.2	$54.7
Earnings from operations	$34.8	$33.7	$53.7	$75.5
Cash provided by operating activities	$49.5	$42.9	$76.9	$98.4
Capital expenditures (sustaining) (2)	$9.5	$11.0	$17.3	$21.6
Capital expenditures (growth) (2) (5)	$15.7	$14.3	$36.2	$28.7
Capital expenditures (capitalized exploration) (2)	$4.1	$3.9	$9.2	$8.4
Mine-site free cash flow (2)	$20.2	$13.7	$14.2	$39.7
Cost of sales, including amortization per ounce of gold sold (1)	$870	$761	$934	$744
Total cash costs per ounce of gold sold (2)	$590	$502	$650	$483
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$848	$830	$939	$777
Underground Operations
Tonnes of ore mined	112,203	117,673	215,192	220,950
Tonnes of ore mined per day ("tpd")	1,233	1,293	1,189	1,221
Average grade of gold (4)	10.02	8.52	9.22	10.75
Metres developed	1,902	1,907	3,341	3,858
Mill Operations
Tonnes of ore processed	114,448	111,898	215,097	221,183
Tonnes of ore processed per day	1,258	1,230	1,188	1,222
Average grade of gold (4)	10.09	8.85	9.18	10.91
Contained ounces milled	37,132	31,835	63,459	77,619
Average recovery rate	96%	97%	96%	97%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of nil and $1.4 million for the three and six months ended June 30, 2022 ($0.7 million and $2.8 million for the three and six months ended June 30, 2021).

Island Gold produced 37,300 ounces in the second quarter of 2022, a 12% improvement from the prior year period reflecting higher grades mined and processed. Through the first half of 2022, Island Gold produced 61,800 ounces. With grades mined in the second half of the year expected to be consistent with the second quarter, Island Gold remains on track to meet full year production guidance.
Underground mining rates averaged 1,233 tpd in the second quarter, with grades averaging 10.02 g/t Au. Mining rates through the first half of the year averaged 1,189 tpd, in line with guidance of 1,200 tpd. Grades mined in the quarter were in line with full year guidance.
Mill throughput averaged 1,258 tpd, 5% above annual guidance of 1,200 tpd, reflecting high mill availability and the processing of approximately 8,000 tonnes of Island Gold ore at the Young-Davidson mill. Given current permit limits at Island Gold, stockpiled ore is expected be trucked to Young-Davidson for the remainder of the year as capacity is available, boosting production and cash flow. Mill recoveries averaged 96% in the quarter, consistent with annual guidance and the prior year period.

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2022 Management’s Discussion and Analysis
Financial Review
Island Gold generated revenues of $68.8 million in the second quarter, a 13% increase compared to the prior year period, reflecting 9% more ounces sold, and a higher realized gold price. For the first half of the year, revenues were $112.5 million, lower than the comparable prior year period as a result of less ounces sold, partially offset by a higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $32.0 million in the second quarter were 25% higher than the prior year period, reflecting higher ounces sold, partially offset by lower amortization on a per ounce basis given the increase in Mineral Reserve and Resources in 2022.
Total cash costs of $590 per ounce in the second quarter were higher than the prior year period, due to higher mining and processing costs, partially offset by higher grades processed. Mine-site AISC of $848 per ounce in the second quarter were consistent with the prior year period. Total cash costs and mine-site AISC are expected to be lower in the second half of the year, relative to the first half, reflecting higher grades mined.
Total capital expenditures were $29.3 million in the second quarter, including $4.1 million of capitalized exploration. Spending was focused on lateral development, as well as engineering, shaft site preparation and clearing for the shaft infrastructure, early procurement for the Phase 3+ Expansion, and other surface infrastructure. For the first half of the year, capital spending was $62.7 million, inclusive of capitalized exploration of $9.2 million, consistent with the prior year period. Capital spending is expected to increase in the second half of the year, with the pre-sink expected to commence in the third quarter.
Island Gold generated mine-site free cash flow of $20.2 million in the second quarter and $14.2 million in the first half of 2022, inclusive of all capital spending on the Phase 3+ Expansion and exploration. At current gold prices, Island Gold is expected to largely self-finance the Phase 3+ Expansion capital spending in 2022 and beyond.

                                        15

2022 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006.
Mulatos District Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gold production (ounces)	20,200	35,900	42,700	71,500
Gold sales (ounces)	18,705	28,665	42,278	67,243
Financial Review (in millions)
Operating Revenues	$35.1	$51.9	$79.1	$121.7
Cost of sales (1)	$60.1	$40.0	$106.8	$88.2
(Loss) earnings from operations	($27.8)	$10.4	($32.1)	$30.2
Cash (used) provided by operating activities	($8.7)	$19.3	($20.1)	$29.2
Capital expenditures (sustaining) (2)	$0.4	$5.9	$4.8	$9.4
Capital expenditures (growth) (2) (7)	$20.7	$24.7	$42.3	$54.7
Capital expenditures (capitalized exploration) (2)	$0.2	$1.0	$0.2	$1.0
Mine-site free cash flow (2)	($30.0)	($12.3)	($67.4)	($35.9)
Cost of sales, including amortization per ounce of gold sold (1)	$3,213	$1,395	$2,526	$1,312
Total cash costs per ounce of gold sold (2)	$1,566	$893	$1,568	$906
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,636	$1,144	$1,717	$1,084
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,227,625	800,137	1,841,438	1,711,090
Total waste mined - open pit (6)	1,691,474	2,426,047	3,664,026	4,887,970
Total tonnes mined - open pit	2,919,099	3,226,184	5,505,464	6,599,060
Waste-to-ore ratio (operating)	1.38	2.03	1.45	1.53
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,526,771	1,899,338	3,268,254	3,733,124
Average grade of gold processed (5)	0.68	1.11	0.70	1.02
Contained ounces stacked	33,197	67,697	74,049	122,420
Average recovery rate	46%	53%	51%	58%
Ore crushed per day (tonnes)	16,800	20,900	18,100	20,600
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	343,884	—	496,818	—
Total waste mined - open pit (6)	6,260,883	—	12,142,114	—
Total tonnes mined - open pit	6,604,767	—	12,638,932	—
Crushing and Heap Leach Operations
Tonnes of ore stacked	333,166	—	333,166	—
Average grade of gold processed (5)	1.57	—	1.57	—
Contained ounces stacked	16,777	—	16,777	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization. Cost of sales per ounce for the three and six months ended June 30, 2022 include the inventory net realizable value adjustment of $22.3 million.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
(7)Includes a drawdown of capital advances of $1.4 million for the three and six months ended June 30, 2022 ($2.7 million and $17.4 million of advances for the three and six months ended June 30, 2021).

                                        16

2022 Management’s Discussion and Analysis
Mulatos Operational Review
Mulatos produced 15,200 ounces in the second quarter (excluding La Yaqui Grande), significantly lower than the prior year period but consistent with first half guidance. With pre-stripping of the El Salto pit completed, all ore mined in the second quarter was from El Salto. Ore stacked in the second quarter was supplemented by surface stockpiles, but at a lower rate than in previous quarters. El Salto ore is expected to comprise the majority of ore stacked at Mulatos the remainder of the year. Mulatos production (excluding La Yaqui Grande) in the second half of the year is expected to remain relatively consistent with the first half of the year, with higher grade portions of El Salto not being accessed until late 2022.
Total crusher throughput in the second quarter averaged 16,800 tpd, for a total of 1,526,771 tonnes stacked at a grade of 0.68 g/t Au, including surface stockpiles. Consistent with the previous quarter, processing the lower recovery stockpiles, combined with stacking on higher lifts of the leach pad, resulted in a longer than anticipated leach cycle which contributed to a lower recovery rate of 46%.
La Yaqui Grande Operational Review
La Yaqui Grande achieved initial gold production in June 2022, following the completion of construction ahead of schedule. La Yaqui Grande is an open pit mine located approximately seven kilometres from the existing Mulatos operation and is adjacent to the past producing La Yaqui Phase I operation. Stacking rates continue to ramp up with higher than planned grades contributing to a strong start with production of 5,000 ounces for the quarter.
During the quarter, 343,884 tonnes of ore were mined bringing total ore mined since the beginning of pre-stripping to approximately 900,000 tonnes. The focus of mining activities in the quarter was on completing pre-stripping to access the main ore body, with 6,260,883 tonnes of waste mined. The majority of these tonnes were capitalized and included in construction capital.
Stacking of ore commenced in June, with 333,166 tonnes placed on the leach pad at an average grade of 1.57 g/t Au. Ore stacked in the period included higher grade ore mined and stockpiled during the construction period.
Financial Review (Mulatos District)
Revenues of $35.1 million in the second quarter, and $79.1 million for the first six months of the year, were lower than the prior year period driven by fewer ounces sold, partially offset by higher realized gold prices.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $60.1 million in the second quarter were higher than in the comparative period, driven by higher processing costs and an adjustment to the leach pad inventory balance. During the second quarter, the Company reviewed the carrying value of the Mulatos leach pad inventory to assess its recoverability. Given a decline in the gold price at period end, the Company recorded an adjustment to reduce the carrying value of Mulatos leach pad inventory, resulting in a non-cash net realizable value adjustment of $22.3 million ($14.7 million after tax). For the first half of 2022, cost of sales of $106.8 million, were higher than the prior year, primarily due to the inventory adjustment.
Total cash costs for the Mulatos District of $1,566 per ounce were higher than the prior year period as a result of lower tonnes and grades stacked. Additionally the surface stockpiles processed carry a higher cost per ounce given increased reagent consumption driving processing costs higher. Total cash costs for the Mulatos District included initial production from La Yaqui Grande, which had total cash costs and mine-site AISC of $451 per ounce in the quarter given the higher grades stacked in June. Mine-site AISC for the Mulatos District of $1,636 per ounce in the quarter were higher than in the prior year period, consistent with the increase in total cash costs.
Capital spending totaled $21.3 million in the second quarter, which included La Yaqui Grande construction capital, $0.4 million of sustaining capital and capitalized exploration of $0.2 million. During the first half of 2022, capital spending totaled $47.3 million, including $42.3 million of growth capital for the completion of construction at La Yaqui Grande.
La Yaqui Grande construction was completed ahead of schedule, with total capital spending on the project of $161 million, including $7 million recorded within accounts payable at quarter end. Capital spending included pre-stripping of 33 million tonnes of waste rock, as well as a new three-stage crushing circuit, independent leach pad and process ponds, carbon columns, a new camp and new ancillary buildings.
Total capital spending on the project was 13%, or $19 million higher than the initial capital estimate of $142 million from mid-2020, mainly due to scope changes. The Company installed a new crushing circuit rather than refurbishing the El Chanate crushing circuit as originally planned. In addition, the Company constructed a new camp given the challenges posed by
                                        17

2022 Management’s Discussion and Analysis
COVID-19. Capital spending in the second half of the year is expected to include advancing the power-line upgrade to bring power to site, as well as engineering and construction of a water treatment plant.
The Mulatos District generated negative mine-site free cash flow of $30.0 million in the quarter driven by construction capital spending at La Yaqui Grande. With the completion of construction and commencement of production, La Yaqui Grande is expected to be a strong free cash flow contributor starting in the second half of this year.
Below are pictures of the recently constructed La Yaqui Grande mine in Mexico:
La Yaqui Grande - Pit

                                        18

2022 Management’s Discussion and Analysis
La Yaqui Grande - Leach pad and processing circuit

                                        19

2022 Management’s Discussion and Analysis
Second Quarter 2022 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion Study
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study released in 2020.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Phase 3+ Expansion Study Highlights:

•Higher production: average annual gold production of 287,000 ounces starting in 2026 upon completion of the shaft
•This represents a 22% increase from the P3 2000 Study and a 121% increase from the mid-point of 2022 production guidance of 130,000 ounces

•Industry low costs: consistent cost structure with the P3 2000 Study, with productivity gains and economies of scale offsetting inflation
•Average total cash costs of $432 per ounce (average $425 per ounce from 2026), consistent with the P3 2000 Study and 25% lower than the mid-point of 2022 guidance of $575 per ounce
•Average mine-site all-in sustaining costs of $610 per ounce (average $576 per ounce from 2026), a 30% decrease from the mid-point of 2022 guidance of $875 per ounce

•Larger, longer-life operation supported by significantly increased Mineral Reserve and Resources
•43% increase in mineable resource to 4.6 million ounces of gold grading 10.59 g/t Au
•18 year mine life to 2039, a four year increase from the P3 2000 Study, while operating at 20% higher production rates of 2,400 tpd

•Lower capital intensity: lower total capital per ounce over the life of mine
•Growth capital of $756 million and sustaining capital of $777 million, both up from the P3 2000 Study reflecting the expansion, a larger mineable resource, and industry-wide inflation
•Total capital intensity decreased 4% to $344 per ounce reflecting the larger mineable resource with increased ounces per vertical metre driving the lower capital intensity and contributing to the stronger economics
•$100 million of the increase in growth capital compared to the P3 2000 Study reflects sustaining capital that has been brought forward to the expansion period for accelerated underground development and infrastructure to support the higher mining rate
•Expansion significantly de-risked given increased detailed engineering, capital committed, and projects completed to date, including the majority of earthworks

•Stronger economics with expansion and larger mineable resource more than offsetting inflation to create a more valuable operation
•After-tax net present value (“NPV”) (5%) of $1.6 billion, a 25% increase from the P3 2000 Study (base case gold price assumption of $1,650 per ounce and USD/CAD foreign exchange rate of $0.78:1)
•After-tax internal rate of return (“IRR”) of 23%, up from 20% in P3 2000 Study
•After-tax NPV (5%) of $2.0 billion, a 31% increase from the P3 2000 Study, and an after-tax IRR of 25%, at gold prices of $1,850 per ounce

•Industry low Greenhouse Gas (“GHG”) emission intensity
                                        20

2022 Management’s Discussion and Analysis
•35% reduction in life of mine GHG emissions relative to the current operation, supporting the company-wide target of a 30% reduction in GHG emissions by 2030
•31% additional reduction in emissions per ounce of gold produced from already industry low levels

•Fully funded, balanced approach to growth: growing free cash flow expected starting in the second half of 2022
•With no significant capital expected to be spent on Lynn Lake until the P3+ Expansion is well underway; the Company is well positioned to fund the expansion internally while generating strong free cash flow over the next several years
•The Company expects significant free cash flow growth in 2025 and beyond as production rates ramp up at Island Gold
During the second quarter, the Company was focused on completion of the Phase 3+ Expansion Study, as well as detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works, as well as the paste plant. Contract tendering and awarding remains ongoing, with commitments in place for over 30% of the anticipated spend. Third quarter activities will include completion of site clearing and preparation of the shaft area, with the pre-sink of the shaft expected to begin in August 2022.
During the second quarter of 2022, the Company spent $15.7 million on growth capital consisting of surface infrastructure, capital development, and detailed engineering.
Shaft site area - clearing and preparation work

                                        21

2022 Management’s Discussion and Analysis
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). The Company filed the Environmental Impact Statement ("EIS") with the federal government in 2020. Approval of the EIS is expected in the latter part of 2022, following which the Company expects to release an updated feasibility study on the project.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $2.9 million in the second quarter of 2022 and $6.0 million in the first half to support the ongoing permitting process and engineering.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Türkiye. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $1.3 million in the second quarter related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
Second Quarter 2022 Exploration Activities

Island Gold (Ontario, Canada)
A total of $22 million has been budgeted for surface and underground exploration at Island Gold in 2022. The exploration focus remains on defining additional near mine Mineral Resources across the Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets. This includes 30,000 metres (“m”) of surface directional drilling, 27,500 m of underground exploration drilling, and 480 m of underground exploration drift development to extend drill platforms on the 620, 840, and 980-levels.
A regional exploration program including 9,000 m of drilling is also budgeted in 2022. The focus is on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,524-hectare Island Gold property.
During the second quarter, four diamond drill rigs remained focused on the surface directional exploration program, one focused on the surface regional program, and one underground diamond drill operated.
Surface exploration drilling
A total of 8,414 m of surface directional drilling was completed in 11 holes during the second quarter. Surface directional drilling targeted areas peripheral to the Inferred Mineral Resource block in the Island West, Main, and East areas between 1,400 m and 1,750 m below surface with drill hole spacing ranging from 75 m to 200 m. In addition, a total of 5,629 m of surface regional diamond drilling was completed in seven holes during the second quarter in two target areas.
                                        22

2022 Management’s Discussion and Analysis
Underground exploration drilling
During the second quarter of 2022, a total of 5,123 m of standard underground exploration drilling was completed in 33 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 88 m of underground exploration drift development was also completed during the second quarter.
Total exploration expenditures during the second quarter were $6.1 million, of which $4.1 million was capitalized. In the first half of 2022, the Company incurred exploration expenditures of $11.8 million, of which $9.2 million was capitalized.
Young-Davidson (Ontario, Canada)
A total of $7.5 million has been budgeted for exploration at Young-Davidson in 2022. The focus is on following up on the success in the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit.
The 2022 program includes 21,600 m of underground exploration drilling, and 500 m of underground exploration drift development to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program will be to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure. In addition, 10,000 m of surface drilling is planned to test near-surface targets across the 5,720 hectare Young-Davidson Property.
Underground exploration drilling during the second quarter was focused on two targets with 2,912 m completed in three holes. The first target included one hole drilled from the 8960-level exploration drill bay established in the lower mine infrastructure tested to the east and down-plunge of existing Mineral Reserves and Resources. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. A second underground drill completed two holes from the 9220 West exploration drift testing down-plunge of the existing Mineral Reserves and Resources.
A total of 4,476 m of surface exploration drilling was completed in seven holes, testing several near-surface regional targets.
Exploration spending totaled $2.9 million of which $1.3 million was capitalized in the second quarter 2022. For the first half of 2022, exploration spending totaled $5.5 million of which $2.3 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration continues to follow up on near-mine sulphide opportunities at Puerto del Aire, as well as several earlier stage prospects throughout the wider district.
During the second quarter of 2022, exploration activities continued at Puerto del Aire and the near-mine areas with 2,688 m of drilling completed in 11 holes. Drilling at Puerto del Aire in 2021 was successful in establishing a new underground Mineral Reserve at Mulatos, consisting of 0.4 million ounces of gold (2.8 mt grading 4.67 g/t Au) as at December 31, 2021. The focus in 2022 is on evaluating sulphide opportunities to expand this Mineral Reserve. The higher-grade ore from Puerto del Aire is expected to be processed through the existing mill at Mulatos. Ongoing exploration results will be incorporated into an updated development plan which is expected to be finalized over the next year.
Drilling was completed in the second quarter at the Carricito project with 2,064 m in 11 holes. At Refugio, 672 m of drilling was completed in four holes testing extensions to gold mineralization intersected in drilling completed in 2017. At Bajios, two drill holes were completed totaling 453 m. Drilling also continued at the Halcon West targets with seventeen drill holes completed in the second quarter totaling 4,448 m.
During the second quarter, the Company incurred $3.0 million of exploration spending of which $0.2 million was capitalized. For the first half of 2022, the Company incurred $4.6 million of exploration spending of which $0.2 million was capitalized.
Lynn Lake (Manitoba, Canada)
During the second quarter of 2022, 26 holes totaling 8,019 m were completed at the Gordon and MacLellan deposits, as well as several regional greenfield target areas.
In July, two drill rigs will move to the Tulune target area where Alamos Gold announced a greenfield discovery in 2021. A 3,192 line-km high resolution drone magnetic survey of the Tulune area was completed in the second quarter and the new geophysical information will be used in the design of targets for the third quarter. A summer field program consisting of geological mapping,
                                        23

2022 Management’s Discussion and Analysis
prospecting and soil sampling that is designed to help advance a pipeline of prospective regional exploration targets to drill-ready stage was initiated in the second quarter, and will be ongoing through the third quarter.
Exploration spending totaled $2.4 million in the second quarter and $4.5 million year-to-date of which all was capitalized.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2022, the Company realized an average gold price of $1,871 per ounce, in line with the London PM Fix price.
As at June 30, 2022, the Company had 79,800 ounces hedged for the remainder of 2022 which ensure a minimum average realized gold price of $1,770 per ounce and a maximum average realized gold price of $2,073 per ounce, regardless of the movement in gold prices during the period. In addition, the Company had 13,500 ounces hedged for the first quarter of 2023, which ensure a minimum average realized gold price of $1,767 per ounce and a maximum average realized gold price of $2,262 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Canadian dollars and Mexican pesos. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2022, the Canadian dollar averaged approximately $1.28 CAD to $1 USD, compared to $1.27 CAD to $1 USD in the first quarter of 2022. The Mexican peso ("MXN") averaged 20.02 MXN to $1 USD in the second quarter of 2022 compared to 20.50 MXN to $1 USD in the first quarter of 2022.

The Company recorded a foreign exchange gain of $0.4 million in the second quarter related to the translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. The Canadian Dollar to US dollar exchange rate weakened 3% quarter over quarter, ending at $1.29 CAD to $1 USD at June 30, 2022. The Mexican peso weakened 1% to 20.15 MXN to $1 USD at June 30, 2022.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange loss of $12.9 million in the second quarter of 2022 and a loss of $7.1 million for the first half of 2022, on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.4 million during the second quarter, and $1.0 million for the first half of 2022. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
                                        24

2022 Management’s Discussion and Analysis
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Gold production (ounces)	103,900	114,200	202,800	240,000
Gold sales (ounces)	102,164	107,581	200,630	234,063
Operating Revenues	$191.2	$195.1	$375.7	$422.5
Cost of sales (1)	$151.9	$126.9	$287.4	$266.2
Earnings (loss) from operations	$25.7	($168.5)	$20.0	($92.2)
Earnings (loss) before income taxes	$30.2	($172.7)	$15.9	($97.6)
Net earnings (loss)	$6.4	($172.5)	($2.1)	($121.3)
Adjusted net earnings (2)	$29.3	$38.7	$47.3	$87.8
Earnings (loss) per share, basic	$0.02	($0.44)	($0.01)	($0.31)
Adjusted earnings per share (2)	$0.07	$0.10	$0.12	$0.22
Total assets			$3,585.8	$3,513.9
Total non-current liabilities			729.7	653.1
Cash flow from operations	$75.7	$86.7	$122.2	$186.0
Dividends per share, declared and paid	0.025	0.025	0.05	0.05
Average realized gold price per ounce	$1,871	$1,814	$1,873	$1,805
Cost of sales per ounce of gold sold, including amortization (1)	$1,487	$1,180	$1,432	$1,137
Total cash costs per ounce of gold sold (2)	$895	$791	$943	$773
All-in sustaining costs per ounce of gold sold (2)	$1,170	$1,136	$1,264	$1,079
(1) Cost of sales includes mining and processing costs, royalties and amortization. Cost of sales per ounce for the three and six months ended June 30, 2022 include the inventory net realizable value adjustment of $22.3 million.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2022, the Company sold 102,164 ounces of gold for revenues of $191.2 million, a 2% decrease from the prior year period driven by less ounces sold, partially offset by higher realized gold prices.
The average realized gold price in the second quarter was $1,871 per ounce, a 3% increase compared to $1,814 per ounce realized in the prior year period. The average realized gold price in the quarter was in line with the London PM Fix price.
Cost of Sales
Cost of sales were $151.9 million in the second quarter, 20% higher than the prior year period.

Mining and Processing
Mining and processing costs were $89.2 million, 9% higher than the prior year period. The increase was primarily related to higher processing costs at Mulatos related to stockpiled ore.
Consolidated total cash costs of $895 per ounce and AISC of $1,170 per ounce in the quarter were both higher compared to the prior year period due to higher processing costs for stockpiled ore at Mulatos, partially offset by lower unit mining costs at Young-Davidson and a weaker Canadian dollar.
Inventory net realizable value adjustment
The Company assesses the net realizable value of inventory at each reporting period. Given the decrease in the gold price at the end of the second quarter, and higher costs at the Mulatos, the Company recorded a $22.3 million ($14.7 million after tax) reduction in the value of the heap leach inventory. This included $18.0 million related to mining and processing costs and $4.3 million related to amortization.
Royalties
Royalty expense was $2.2 million in the quarter, lower than the prior year period of $3.0 million due to lower ounces sold in the period.
                                        25

2022 Management’s Discussion and Analysis
Amortization
Amortization of $38.2 million in the quarter was lower than the prior year period due to less ounces sold. Amortization of $374 per ounce was lower than guidance, and is expected to increase slightly through future quarters.
Earnings from Operations
The Company recognized earnings from operations of $25.7 million in the quarter, a significant increase from the prior year period as a result of the non-cash after-tax impairment charge on the Turkish projects of $213.8 million taken in the second quarter of 2021.
Net Earnings
The Company reported net earnings of $6.4 million in the quarter, compared to a net loss of $172.5 million in the prior year period. The increase in net earnings from the prior year period is mainly driven by the non-cash impairment charge related to the Turkish projects in 2021. On an adjusted basis, earnings in the second quarter of 2022 were $29.3 million, or $0.07 per share, reflecting adjustments for the inventory net realizable value charge, as well as foreign exchange losses recorded within deferred taxes.
Review of Six Months Financial Results

Operating Revenue
For the first half of 2022, the Company sold 200,630 ounces of gold for revenues of $375.7 million, an 11% decrease from the prior year period due to 14% less ounces sold, offset by a higher realized gold price.
Cost of Sales
Year-to-date cost of sales were $287.4 million, an increase from $266.2 million in the prior year.
Mining and Processing
Mining and processing costs increased to $184.6 million from $174.8 million in the prior year period. The increase was primarily related to higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at Island Gold.
Consolidated total cash costs in the first half of the year were $943 per ounce compared to $773 per ounce in the prior year. The increase in total cash costs was primarily driven by higher processing costs at Mulatos and lower grades processed at Island Gold, partially offset by low cost initial production at La Yaqui Grande.
AISC of $1,264 per ounce was higher than the prior year period given higher total cash costs.
Inventory net realizable value adjustment
During the second quarter, the Company recorded a $22.3 million ($14.7 million after tax) reduction in the value of the heap leach inventory at Mulatos.
Royalties
Royalty expense was $4.5 million, a 26% decrease compared to $6.1 million in the prior year, due to less ounces sold, partially offset by a higher realized gold price.
Amortization
Amortization of $76.0 million was lower than in the prior year period, mainly driven by 14% less ounces sold. Amortization per ounce was $379, a 5% increase compared to the first half of 2021.
                                        26

2022 Management’s Discussion and Analysis
Impairment Charge
During the first quarter of 2022, the Company sold the Esperanza Gold Project. Total proceeds for the project are up to $60.0 million, including $5.0 million in cash, $10.5 million in shares of Zacatecas and $39.0 million of milestone payments. The determination of the fair value of such contingent consideration required the Company to make certain assumptions and estimates in relation to future events based on the current understanding of the facts and circumstances. The completion of each milestone and the related payments are subject to uncertainty.
As a result, the Company incurred an impairment charge of $38.2 million ($26.7 million after tax) in the first quarter of 2022. The non-cash impairment charge reflects the excess of the net carrying value of Esperanza compared to the accounting fair value of consideration received. Refer to note 10 of the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 for further details.
Earnings from Operations
The Company recognized earnings from operations of $20.0 million, compared to a loss of $92.2 million in the prior year, a significant improvement from the prior year period as a result of the non-cash after-tax impairment charge on the Turkish projects of $213.8 million taken in the second quarter of 2021.
Net Loss
The Company reported a net loss of $2.1 million for the first half of 2022 compared to a net loss $121.3 million in the prior year. Year to date net loss was impacted by both a non-cash net realizable value adjustment on Mulatos heap leach inventory of $22.3 million ($14.7 million after tax), as well as the impairment charge related to the Esperanza sale of $38.2 million recorded in the first quarter. Adjusting for these items, as well as foreign exchange movements recorded in deferred taxes and foreign exchange of $7.1 million, adjusted earnings were $47.3 million or $0.12 per share in the first half of 2022. Adjusted earnings were lower than the first half of 2021, given lower ounces sold and lower operating margins.
Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Exploration expense	($7.0)	($3.8)	($11.1)	($6.7)
Corporate and administrative expense	(6.2)	(6.3)	(12.3)	(12.4)
Share-based compensation expense	(0.4)	(2.3)	(6.7)	(5.1)
Finance expense	(1.3)	(1.0)	(2.5)	(2.0)
Foreign exchange gain	0.4	0.5	0.4	0.3
Other gain (loss)	5.4	(3.7)	(2.0)	(3.7)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense was higher than the prior year period, given higher spending on regional programs at Young Davidson, Island Gold, and Mulatos District, which are expensed as incurred. The Company capitalizes near-mine exploration, the majority of which is incurred at Island Gold and Young Davidson.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs were consistent with the prior year period.
Share-based compensation
Share-based compensation expense of $0.4 million in the second quarter, was lower than the prior year quarter due to the impact of the Company's share price decreasing in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. In the first half of 2022, share-based compensation expense of $6.7 million was higher than the prior year period due to the increase in the Company's share price compared to the prior year.
                                        27

2022 Management’s Discussion and Analysis
Finance expense
Finance expense was consistent with the prior year period and primarily relates to standby fees on the credit facility and accretion of the decommissioning liability.
Foreign exchange gain
A foreign exchange gain of $0.4 million was recorded in the second quarter, slightly lower than prior period gain of $0.5 million.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the second quarter, the Company realized a gain of $0.4 million on settled foreign exchange contracts, which was applied against operating and capital costs. In addition, the outstanding contracts had a mark-to-market gain of $3.9 million, net of tax, which is recorded within other comprehensive income (loss). For the first half of 2022, the Company realized a gain of $1.0 million on settled foreign exchange contracts.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain (loss)
Other gain (loss) in the second quarter of 2022 includes charges related to the Turkish Treaty claim and administrative expenses of $1.3 million, a loss on disposal of assets of $0.4 million, an unrealized mark-to-market gain of $6.9 million on gold option contracts, as well as various other one-time charges of $0.2 million. Other gain (loss) in the first six months of 2022 includes charges related to the Turkish Treaty claim and administrative expenses of $2.0 million, a loss on disposal of assets of $0.5 million, an unrealized mark-to-market gain of $1.2 million on gold option contracts, as well as various other one-time charges of $0.7 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the six months ended June 30, 2022, the Company recognized a current tax expense of $1.0 million and a deferred tax expense of $17.0 million, compared to a current tax expense of $8.6 million and deferred tax expense of $15.1 million in the same period of 2021. The deferred tax recovery was driven by changes to foreign exchange rates during the period and use of tax pools compared to accounting depreciation.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes for the second quarter of 2022 was a $12.9 million loss ($5.5 million gain in the second quarter of 2021).

                                        28

2022 Management’s Discussion and Analysis
Financial Condition

	June 30, 2022	December 31, 2021
Current assets	$416.3	$459.4	Current assets decreased compared to the year end, primarily driven by the non-cash net realizable inventory adjustment at Mulatos for $22.3 million. Cash and cash equivalents are lower due to spending on construction of La Yaqui Grande and the Phase III expansion at Island Gold in the first half of the year. In addition, the Company paid year-to-date dividends totaling $17.6M, as well as shares repurchased under the NCIB of $8.2 million.
Long-term assets	3,169.5	3,162.1	Long-term assets were consistent with year end, with increases at Mulatos due to construction of La Yaqui Grande, offset by the sale of the Esperanza Project which reduced mineral properties, plant and equipment .
Total assets	$3,585.8	$3,621.5
Current liabilities	$156.0	$157.4	Current liabilities are consistent with year end 2021.
Non-current liabilities	729.7	728.5	Non-current liabilities are consistent with year end 2021.
Total liabilities	$885.7	$885.9
Shareholders’ equity	$2,700.1	$2,735.6	The decrease in Shareholders' equity was mainly driven by year-to-date dividends issued and shares repurchased during the first half of the year, which decreased share capital.
Total liabilities and equity	$3,585.8	$3,621.5
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2022, the Company had cash and cash equivalents of $121.5 million and $22.5 million in equity securities, compared to $172.5 million and $23.9 million, respectively, at December 31, 2021. In addition, the Company has access to $500.0 million of liquidity available under its credit facility. In the opinion of management, the Company's liquidity position of $621.5 million at June 30, 2022 comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash flow provided by operating activities	$75.7	$86.7	$122.2	$186.0
Cash flow used in investing activities	(66.7)	(83.0)	(154.0)	(154.8)
Cash flow used in financing activities	(11.3)	(8.5)	(19.3)	(18.6)
Effect of foreign exchange rates on cash	(0.4)	0.5	0.1	0.8
Net (decrease) increase in cash	(2.7)	(4.3)	(51.0)	13.4
Cash and cash equivalents, beginning of period	124.2	238.2	172.5	220.5
Cash and cash equivalents, end of period	$121.5	$233.9	$121.5	$233.9

                                        29

2022 Management’s Discussion and Analysis
Cash flow provided by operating activities
In the second quarter of 2022, operating activities generated cash flow of $75.7 million compared to $86.7 million in the same period in 2021. This represented a 13% decrease, driven by less ounces sold and lower operating margins. Cash flow provided by operations before working capital and taxes paid was $85.3 million in the second quarter compared to $97.2 million in the prior year period.
For the first half of 2022, operating activities generated $122.2 million compared to $186.0 million in the prior year period due to a 14% reduction in ounces sold, and a 11% reduction in operating margins..
Cash flow used in investing activities
In the second quarter of 2022, capital expenditures, inclusive of capital advances of $69.0 million were lower than expenditures of $86.9 million in the second quarter of 2021. The decrease was driven by lower spend at Mulatos and Young-Davidson. For the first half of the year, the Company invested $156.3 million in capital expenditures, inclusive of capital advances compared to $176.3 million in the prior year period.
Other significant investing activities included the sale of the Esperanza Project in the second quarter of 2022, which included up front proceeds of $5.0 million. In addition, the Company purchased $2.7 million in shares in other public companies during the quarter.
Cash flow used in financing activities
During the quarter, the Company declared a dividend of $0.025 per share, consistent with the second quarter 2021 dividend, bringing the year-to-date dividends paid to $19.5 million. Of this amount, $17.6 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. In addition, the Company also repurchased and cancelled 1,100,000 shares in the first six months of the year at a cost of $8.2 million or $7.41 per share.
In addition, cash flow from financing activities for the second quarter of 2022 includes proceeds of $5.8 million related to a Canadian Exploration Expense ("CEE") flow-through financing.
Credit Facility
The Company has access to an undrawn credit facility (the "Credit Facility") of $500.0 million. The Credit Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts and matures on October 1, 2025.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2022, the Company is in compliance with the covenants.

Outstanding Share Data

July 27, 2022
Common shares	391,758,604
Stock options	5,114,202
Deferred share units	1,037,665
Performance share units	1,421,739
Restricted share units	2,954,878
402,287,088
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2022.

                                        30

2022 Management’s Discussion and Analysis
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2022, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of June 30, 2022:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2022 [1]	Collars	79,800	$1,770	$2,073
Q1 2023 [1]	Collars	13,500	$1,767	$2,262
1.The Company also has 93,300 of sold put options at an average price of $1,611 per ounce that mature in the same period as the corresponding collars.

The fair value of these contracts was an asset of $1.7 million as at June 30, 2022 (December 31, 2021 - asset of $0.5 million). For the three months ended June 30, 2022, the Company realized a gain of nil related to the settlement of option contracts which is recorded in operating revenues (for the three and six months ended June 30, 2021 - realized gains of $0.2 million and $0.5 million). The Company recorded an unrealized gain of $6.9 million and $1.2 million for the three and six months ended June 30, 2022 (for the three and six months ended June 30, 2021 - unrealized loss of $1.2 million and unrealized gain of $0.1 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at June 30, 2022, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2022	Collars	266.4	1.25	1.29
2022	Bought Puts	21.0	1.28	—
2023	Collars	216.0	1.27	1.34
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2022	Collars	990.0	20.94	23.69
2023	Collars	540.0	20.50	23.44
The fair value of these contracts was an asset of $1.1 million as at June 30, 2022 (December 31, 2021 - asset of $2.6 million).
For the three and six months ended June 30, 2022, the Company realized gains of $0.4 million and $1.0 million on the foreign currency contracts (for the three and six months ended June 30, 2021 - realized gains of $1.6 million and $2.6 million) which has been applied against operating and capital costs.

                                        31

2022 Management’s Discussion and Analysis
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at June 30, 2022, the Company has hedged 1,008,000 gallons of diesel at a range of $1.89 to $2.32 per gallon for 2022.

For the three and six months ended June 30, 2022 the Company recorded a realized gain of $1.0 million and $1.5 million related to the settlement of fuel contracts which is recorded in cost of sales (for the three and six months ended June 30, 2021, the Company recorded a gain of $0.1 million and $0.2 million). For the three and six months ended June 30, 2022, the Company recorded an unrealized gain of $1.1 million and $2.9 million in accumulated other comprehensive income related to the fuel hedges (for the three and six months ended June 30, 2021 - unrealized gain of $0.2 million and $0.4 million).
Summary of Quarterly Financial and Operating Results

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Gold ounces produced	103,900	98,900	112,500	104,700	114,200	125,800	120,400	117,100
Gold ounces sold	102,164	98,466	112,966	110,488	107,581	126,482	121,831	116,035
Operating Revenues	$191.2	$184.5	$203.1	$198.0	$195.1	$227.4	$226.6	$218.4
Earnings (loss) from operations	$25.7	($5.7)	$49.8	$57.3	($168.5)	$76.3	$81.3	$88.0
Net earnings (loss)	$6.4	($8.5)	$29.5	$25.1	($172.5)	$51.2	$76.9	$67.9
Earnings (loss) per share, basic	$0.02	($0.02)	$0.08	$0.06	($0.44)	$0.13	$0.20	$0.17
Adjusted net earnings (1)	$29.3	$18.0	$36.7	$37.6	$38.7	$49.1	$58.2	$56.9
Adjusted earnings per share, basic (1)	$0.07	$0.05	$0.09	$0.10	$0.10	$0.13	$0.15	$0.14
Earnings before interest, taxes, depreciation and amortization (1)	$92.0	$62.9	$88.0	$100.0	$94.4	$119.6	$133.6	$130.5
Cash provided by operating activities	$75.7	$46.5	$88.1	$82.4	$86.7	$99.3	$131.4	$130.8
Average realized gold price	$1,871	$1,874	$1,798	$1,792	$1,814	$1,798	$1,860	$1,882
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

For the past eight quarters, production and gold ounces sold have been relatively consistent. Ounces produced in the second quarter of 2022 were higher than the first quarter of 2022 mainly due to increased production at Island Gold as a result of planned higher grades.
Earnings (loss) from operations and cash flow from operating activities have remained relatively strong since the third quarter of 2020, as a result of a higher gold price and lower operating costs. However, earnings (loss) from operations have been impacted by various one-time charges over the past eight quarters. In the second quarter of 2022, earnings (loss) from operations were impacted by a non-cash net realizable charge on Mulatos heap leach inventory of $22.3 million ($14.7 million after tax). The loss from operations in the first quarter of 2022 was driven by the non-cash impairment charge of $38.2 million on the sale of the Esperanza Project, while the loss from operations in the second quarter of 2021 resulted from the non-cash impairment charge of $224.3 million related to the Turkish Projects.
The fourth quarter of 2020 represented record adjusted net earnings, cash flow from operations and earnings before interest, taxes, depreciation and amortization.

                                        32

2022 Management’s Discussion and Analysis
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Condensed Interim Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
                                        33

2022 Management’s Discussion and Analysis

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net earnings (loss)	$6.4	($172.5)	($2.1)	($121.3)
Adjustments:
Inventory net realizable value adjustment, net of taxes	14.7	—	14.7	—
Impairment charge, net of taxes	—	213.8	26.7	213.8
Foreign exchange gain	(0.4)	(0.5)	(0.4)	(0.3)
Other (gain) loss	(5.4)	3.7	2.0	3.7
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	12.9	(5.5)	7.1	(8.0)
Other income tax and mining tax adjustments	1.1	(0.3)	(0.7)	(0.1)
Adjusted net earnings	$29.3	$38.7	$47.3	$87.8
Adjusted earnings per share - basic and diluted	$0.07	$0.10	$0.12	$0.22
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash flow from operating activities	$75.7	$86.7	$122.2	$186.0
Add: Changes in working capital and taxes paid	9.6	10.5	34.0	30.8
Cash flow from operating activities before changes in working capital and taxes paid	$85.3	$97.2	$156.2	$216.8
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash flow from operating activities	$75.7	$86.7	$122.2	$186.0
Less: mineral property, plant and equipment expenditures	(69.0)	(83.5)	(156.3)	(156.1)
Less: capital advances	—	(3.4)	—	(20.2)
Company-wide free cash flow	$6.7	($0.2)	($34.1)	$9.7

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

                                        34

2022 Management’s Discussion and Analysis

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$75.7	$86.7	$122.2	$186.0
Add: operating cash flow used by non-mine site activity	9.0	13.8	24.4	24.1
Cash flow from operating mine-sites	$84.7	$100.5	$146.6	$210.1

Mineral property, plant and equipment expenditure	$69.0	$83.5	$156.3	$156.1
Capital advances	—	3.4	—	20.2
Less: capital expenditures from development projects, and corporate	(5.3)	($6.5)	(10.5)	(11.0)
Capital expenditure and capital advances from mine-sites	$63.7	$80.4	$145.8	$165.3

Total mine-site free cash flow	$21.0	$20.1	$0.8	$44.8

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$43.9	$38.3	$89.8	$82.5
Mineral property, plant and equipment expenditure	(13.1)	(19.6)	(35.8)	(41.5)
Mine-site free cash flow	$30.8	$18.7	$54.0	$41.0

Island Gold Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$49.5	$42.9	$76.9	$98.4
Mineral property, plant and equipment expenditure (1)	(29.3)	(29.2)	(62.7)	(58.7)
Mine-site free cash flow	$20.2	$13.7	$14.2	$39.7
(1)Includes capital advances of nil and $1.4 million for the three and six months ended June 30, 2022 ($0.7 million and $2.8 million for the three and six months ended June 30, 2021).

Mulatos District Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	($8.7)	$19.3	($20.1)	$29.2
Mineral property, plant and equipment expenditure (1)	(21.3)	(31.6)	(47.3)	(65.1)
Mine-site free cash flow	($30.0)	($12.3)	($67.4)	($35.9)
(1)Includes a drawdown of capital advances of $1.4 million for the three and six months ended June 30, 2022 ($2.7 million and $17.4 million of advances for the three and six months ended June 30, 2021).

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in
                                        35

2022 Management’s Discussion and Analysis
isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$89.2	$82.1	$184.6	$174.8
Royalties	2.2	3.0	4.5	6.1
Total cash costs	91.4	85.1	189.1	180.9
Gold ounces sold	102,164	107,581	200,630	234,063
Total cash costs per ounce	$895	$791	$943	$773

Total cash costs	$91.4	$85.1	$189.1	$180.9
Corporate and administrative(1)	6.2	6.3	12.3	12.4
Sustaining capital expenditures(2)	20.1	26.7	42.7	50.3
Share-based compensation	0.4	2.3	6.7	5.1
Sustaining exploration	0.6	1.2	1.3	2.5
Accretion of decommissioning liabilities	0.8	0.6	1.4	1.3
Total all-in sustaining costs	$119.5	$122.2	$253.5	$252.5
Gold ounces sold	102,164	107,581	200,630	234,063
All-in sustaining costs per ounce	$1,170	$1,136	$1,264	$1,079
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:
                                        36

2022 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions)
Capital expenditures per cash flow statement	$69.0	$83.5	$156.3	$156.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(2.9)	(9.8)	(15.2)	(22.2)
Island Gold	(19.8)	(17.5)	(45.4)	(34.3)
Mulatos District	(20.9)	(23.0)	(42.5)	(38.3)
Corporate and other	(5.3)	(6.5)	(10.5)	(11.0)
Sustaining capital expenditures	$20.1	$26.7	$42.7	$50.3

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$39.1	$41.1	$80.8	$81.7
Royalties	1.3	1.5	2.9	2.8
Total cash costs	$40.4	$42.6	$83.7	$84.5
Gold ounces sold	46,662	45,284	98,187	93,306
Total cash costs per ounce	$866	$941	$852	$906

Total cash costs	$40.4	$42.6	$83.7	$84.5
Sustaining capital expenditures	10.2	9.8	20.6	19.3
Accretion of decommissioning liabilities	0.1	—	0.2	0.2
Total all-in sustaining costs	$50.7	$52.4	$104.5	$104.0
Gold ounces sold	46,662	45,284	98,187	93,306
Mine-site all-in sustaining costs per ounce	$1,087	$1,157	$1,064	$1,115

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$21.0	$15.6	$37.9	$32.8
Royalties	0.7	1.3	1.2	2.7
Total cash costs	$21.7	$16.9	$39.1	$35.5
Gold ounces sold	36,797	33,632	60,165	73,514
Total cash costs per ounce	$590	$502	$650	$483

Total cash costs	$21.7	$16.9	$39.1	$35.5
Sustaining capital expenditures	9.5	11.0	17.3	21.6
Accretion of decommissioning liabilities	—	—	0.1	—
Total all-in sustaining costs	$31.2	$27.9	$56.5	$57.1
Gold ounces sold	36,797	33,632	60,165	73,514
Mine-site all-in sustaining costs per ounce	$848	$830	$939	$777
                                        37

2022 Management’s Discussion and Analysis

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$29.1	$25.4	$65.9	$60.3
Royalties	0.2	0.2	0.4	0.6
Total cash costs	$29.3	$25.6	$66.3	$60.9
Gold ounces sold	18,705	28,665	42,278	67,243
Total cash costs per ounce	$1,566	$893	$1,568	$906

Total cash costs	$29.3	$25.6	$66.3	$60.9
Sustaining capital expenditures	0.4	5.9	4.8	9.4
Sustaining exploration	0.2	0.7	0.4	1.5
Accretion of decommissioning liabilities	0.7	0.6	1.1	1.1
Total all-in sustaining costs	$30.6	$32.8	$72.6	$72.9
Gold ounces sold	18,705	28,665	42,278	67,243
Mine-site all-in sustaining costs per ounce	$1,636	$1,144	$1,717	$1,084
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the condensed interim consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss) earnings	$6.4	($172.5)	($2.1)	($121.3)
Add back:
Inventory net realizable value adjustment	22.3	—	22.3	—
Impairment charge	—	224.3	38.2	224.3
Finance expense	1.3	1.0	2.5	2.0
Amortization	38.2	41.8	76.0	85.3
Deferred income tax (recovery) expense	23.5	(2.9)	17.0	15.1
Current income tax expense	0.3	2.7	1.0	8.6
EBITDA	$92.0	$94.4	$154.9	$214.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
                                        38

2022 Management’s Discussion and Analysis
Accounting Estimates, Policies and Changes

The preparation of the Company's condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021.

Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021, with the exception of those listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2022.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2022. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2022.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2022 and have concluded that these disclosure controls and procedures were appropriately designed as at June 30, 2022.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
                                        39

2022 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "estimate", “potential”, "forecast", "budget", “target”, “on track”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, expectations pertaining to: increases in free cash flow following the completion of La Yaqui Grande; ramp up of stacking rates at La Yaqui Grande and corresponding increases to production and decreases to costs; reductions in GHG emissions; increases to production and decreases to costs, including mine-site all-in sustaining costs, resulting from intended completion of the Phase 3+ expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ expansion; approval of the Environmental Impact Study for the Lynn Lake Gold Project and the intended release of an updated feasibility study and timing related thereto; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mine life, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause
                                        40

2022 Management’s Discussion and Analysis
actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Turkey by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; delays in permitting, construction decisions and any development of the Lynn Lake project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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